EXHIBIT 4.11

ADDENDUM NO. 2 TO ASSET PURCHASE AGREEMENT
DATED AS OF MAY 12, 2010 (THE “ASSET PURCHASE AGREEMENT”)
BETWEEN SOURCE REWORK PROGRAM, INC. AND EAGLEFORD ENERGY INC.

This Addendum is made and entered into as of the 30th day of June 2010.  Unless otherwise defined herein, capitalized terms used in this Addendum shall have the meaning given to them in the Asset Purchase Agreement.

NOW, THEREFORE, in consideration of the respective covenants contained herein and intending to be legally bound hereby, the Parties hereto agree as follows:

1.           Section 1.3(a) of the Asset Purchase Agreement is amended to read as follows:

“1.3           Secured Promissory Note.

  (a)           Buyer’s Note in favor of Seller in the amount of one hundred seventy-five thousand US dollars shall be secured by the Assets until repaid in full and shall bear interest at the rate of 5% per annum.  $100,000 of the principal amount of the Note together with all accrued interest due on the Note shall be due and payable on February 28, 2011. $75,000 of the principal amount of the Note together with all accrued interest due on the Note shall be due and payable on August 31, 2011.”

2.           Section 1.5 of the Asset Purchase Agreement is amended to read as follows:

“1.5           Title Opinion.  Seller shall provide Buyer with a title opinion on the Assets on or before August 31, 2010. The August 31, 2010 date shall hereafter be referred to as the Title Date. If Seller is unable to provide a title opinion on or before the Title Date, or if it provides such an opinion and the opinion is unable to substantiate Seller’s Defensible Title to the Assets, Buyer may, at its option, rescind this Agreement by providing written notice thereof to Seller within ten (10) business days of the Title Date (the “Notice Date”). In such event, Seller shall promptly return the Purchase Price to Buyer which will involve the return of $25,000 in cash and the original Note, which shall be cancelled upon receipt. Upon any such Note cancellation, Buyer shall have no obligation to Seller thereunder. To insure prompt return or release of the Purchase Price, Seller agrees to have the cash payment and Note delivered in escrow with Buyer’s counsel, Gottbetter & Partners, LLP, at Closing, and for such cash and Note to remain in escrow until the earlier of (i) the Notice Date; (ii) such time that the title opinion establishing Seller’s Defensible Title is received; or (iii) such time that the title opinion condition is waived by Buyer. Notwithstanding the foregoing, Buyer and Seller may mutually agree in writing to further extend the Title Date.”

3.           All of the other terms of the Asset Purchase Agreement continue with full force and effect.

4.           This Addendum may be executed by facsimile in any number of counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, this Addendum has been executed by the Parties as of June 30, 2010:

EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name: James Cassina
Title: President

SOURCE REWORK PROGRAM, INC.

By:	/s/ Eric Johnson
Name: Eric Johnson
Title: Chief Executive Officer